FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of June 2001

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosure:

         STMicroelectronics' First Quarter 2001 Operating and Financial Review and Prospects.

                                    STMicroelectronics N.V.
                         CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
                      (in millions of U.S. dollars, except per share data)


                                                                    Three Months Ended
                                                           ------------------------------------
                                                           March 31, 2001(1)   April 1, 2000(1)
                                                           -----------------   ----------------
Net sales ...............................................    $   1,906.0         $   1,693.7
Other revenues ..........................................           15.1                 8.5
                                                             ------------        ------------
      Net revenues ......................................        1,921.1             1,702.2
Cost of sales ...........................................       (1,065.3)             (985.1)
                                                             ------------        ------------
      Gross profit ......................................          855.8               717.1
Selling, general and administrative .....................         (176.8)             (159.5)
Research and development (2) ............................         (272.1)             (235.1)
Other income and expenses (2) ...........................            5.4               (30.5)
                                                             ------------        ------------
      Total operating expenses ..........................         (443.5)             (425.1)
      Operating income ..................................          412.3               292.0
Net interest income (expense) ...........................            3.1                16.4
                                                             ------------        ------------
      Income before income taxes and minority interests..          415.4               308.4
Income tax expense ......................................          (74.2)              (69.4)
                                                             ------------        ------------
      Income before minority interests ..................          341.2               239.0
Minority interests ......................................           (0.4)               (0.6)
                                                             ------------        ------------
      Net income ........................................    $     340.8         $     238.4
                                                             ============        ============
      Earnings per share (basic)(3) .....................    $       0.38        $       0.27
                                                             ============        ============
      Earnings per share (diluted)(3) ...................    $       0.38        $       0.26
                                                             ============        ============
      Number of weighted average shares used in
      calculating diluted earnings per share ............          951.5               933.5

-----------------------

(1) Results of operations for interim periods are not necessarily indicative of results to be expected for the full year.
(2) Other income and expenses include, among other things, funds received through government agencies for research and development expenses, and the cost of new plant start-ups, as well as foreign currency gains and losses, the costs of certain activities relating to intellectual property and goodwill amortization. Our reported research and development expenses do not include marketing, design center, process engineering, pre-production or industrialization costs.
(3) All share information has been adjusted to reflect the 2-for-1 stock split effected in June 1999 and the 3-for-1 stock split effected in May 2000. See
     Note 10 to the Interim Consolidated Financial Statements.

                                  STMicroelectronics N.V.
                                CONSOLIDATED BALANCE SHEET
                               (in millions of U.S. dollars)

                                                       As at March 31, 2001    As at December 31, 2000
                                                       --------------------    -----------------------
                                                           (unaudited)                (audited)
ASSETS

Current assets:

Cash and cash equivalents ........................        $   1,325.4               $   2,295.7
Marketable securities ............................              991.0                      35.2
Trade accounts and notes receivable ..............            1,250.7                   1,496.4
Inventories ......................................              964.2                     876.5
Other receivables and current assets .............              584.9                     554.0
                                                          -----------               -----------
      Total current assets .......................            5,116.2                   5,257.8

Intangible assets, net ...........................              331.1                     286.1
Property, plant and equipment, net ...............            6,342.6                   6,201.1
Investments and other non-current assets .........              123.9                     135.5
                                                          -----------               -----------
                                                              6,797.6                   6,622.7
                                                          -----------               -----------
      Total assets ...............................        $  11,913.8               $  11,880.5
                                                          ===========               ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

Bank overdrafts ..................................        $      11.8               $      35.6
Current portion of long-term debt ................              116.7                     106.0
Trade accounts and notes payable .................            1,557.4                   1,745.6
Other payables and accrued liabilities ...........              494.4                     509.2
Accrued and deferred income tax ..................              326.4                     299.6
                                                          -----------               -----------
      Total current liabilities ..................            2,506.7                   2,696.0

Long-term debt ...................................            2,716.9                   2,700.5
Reserves for pension and termination indemnities..              110.6                     110.2
Other non-current liabilities ....................              219.3                     216.2
                                                          -----------               -----------
                                                              3,046.8                   3,026.9
      Total liabilities ..........................            5,553.5                   5,722.9

Minority interests ...............................               33.3                      33.0
Capital stock ....................................            1,134.1                   1,133.7
Capital surplus ..................................            1,694.1                   1,689.8
Accumulated result ...............................            4,318.1                   3,977.3
Accumulated other comprehensive income ...........             (819.3)                   (676.2)
                                                          -----------               -----------
      Shareholders' equity .......................            6,327.0                   6,124.6
                                                          -----------               -----------
      Total liabilities and shareholders' equity..        $  11,913.8               $  11,880.5
                                                          ===========               ===========

                             STMicroelectronics N.V.
                CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
                          (in millions of U.S. dollars)

                                                               Three Months Ended
                                                        ---------------------------------
                                                        March 31, 2001      April 1, 2000
                                                        --------------      -------------
Cash flows from operating activities:

Net income .......................................        $    340.8         $    238.4
Add (deduct) non-cash items:
Depreciation and amortization ....................             332.4              234.3
Amortization of discount on convertible debt .....              19.7                5.6
Other non-cash items .............................               4.5                6.2
Minority interest in net income of subsidiaries                  0.4                0.6
Deferred taxes ...................................              19.9              (10.1)
Change in assets and liabilities:
Trade receivables ................................             212.9             (202.6)
Inventories ......................................            (115.6)               6.1
Trade payables ...................................             (20.7)              54.5
Other assets and liabilities, net ................              10.1               76.1
                                                          ----------         ----------
Net cash from operating activities ...............             804.4              408.8
Cash flows from investing activities:
Payments for purchases of tangible assets ........            (729.6)            (622.1)
Other investing activities .......................             (70.2)             (36.9)
Investment in marketable securities ..............            (961.9)            (526.0)
                                                          ----------         ----------
Net cash used in investing activities ............          (1,761.7)          (1,185.0)
Cash flows from financing activities:
Proceeds from issuance of long-term debt .........             110.0               80.1
Repayment of long-term debt ......................             (88.3)             (81.6)
Increase (decrease) in short term facilities .....             (24.3)             142.7
Capital increase .................................               2.3                5.3
                                                          ----------         ----------
Net cash from (used in) financing activities .....              (0.3)             146.5
Effect of changes in exchange rates ..............             (12.7)              (7.8)
                                                          ----------         ----------
Net cash decrease ................................            (970.3)            (637.5)
Cash and cash equivalents at beginning of period..        $  2,295.7         $  1,823.1
                                                          ==========         ==========
Cash and cash equivalents at end of period .......        $  1,325.4         $  1,185.6
                                                          ==========         ==========

                             STMicroelectronics N.V.

               Notes to Interim Consolidated Financial Statements

1) The accompanying interim consolidated financial statements of STMicroelectronics N.V. (the "Company") have been prepared in conformity with accounting principles generally accepted in the United States of America, consistent in all material respects with those applied in the Annual Report on Form 20-F for the year ended December 31, 2000. Such interim financial information is unaudited, but reflects those adjustments that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.

2) Certain prior year amounts have been reclassified to conform to the current year presentation. The interim financial statements should be read in conjunction with the financial statements incorporated by reference into our Annual Report on Form 20-F for the year ended December 31, 2000.

3) As approved by the annual general meeting of shareholders, on April 25, 2001, we paid an annual cash dividend of $0.04 per share to shareholders of record as of April 27, 2001. The total dividend paid was $35.8 million. At the annual general meeting of shareholders the creation of a new five-year management and selected employee stock option plan was also approved.

4) On April 17, 2000, the Supervisory Board approved a new employee share purchase plan under which up to 4,500,000 common shares can be offered to employees over a three-year period at a 15% discount on the market price. Shares to be granted to employees may be a combination of both newly issued and repurchased shares. In November 2000, a total of 559,929 shares were issued at $38.68 to participating employees worldwide as a result of the employee offering. In May 2001, a total of 580,817 shares were issued at $32.32 to participating employees worldwide as a result of the employee offering.

5) All share and per-share amounts in the accompanying consolidated financial statements have been restated to reflect the stock splits in June 1999 and May 2000.

6) In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("FAS 133"), which is required to be adopted in fiscal years after June 15, 2000. FAS 133 establishes accounting and reporting standards for derivative instruments and requires recognition of all derivatives as assets or liabilities in the balance sheet and the measure of those instruments at fair value. During the first quarter 2001, the Company adopted FAS 133 and determined that the statement did not have a material impact on its consolidated results of operations, financial position or financial disclosure. The Company does not utilize any derivative instruments that qualify as hedging instruments under FAS 133. However, the Company does enter into foreign exchange forward contracts and currency options to neutralize its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies in the Company's subsidiaries.

7) In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"), providing the staff's views on applying generally accepted accounting principles to selected revenue recognition issues. For companies with fiscal years that begin between December 16, 1999 and March 15, 2000, portions of SAB 101 became effective in the fourth quarter of 2000. Management believes that adopting these portions of SAB 101 has not had a material effect on our financial position or overall trends in results of operations.

8)   Inventories consist of the following:

                                  March 31, 2001               December 31, 2000
                                  --------------               -----------------
                                   (unaudited)                     (audited)
     Raw materials.............   $    86.7                    $      88.5
     Work-in-process...........       677.3                          588.3
     Finished products.........       200.2                          199.7
                                  -------------                -----------------
            Total..............   $   964.2                    $    876.5
                                  =============                =================


9)   Long-term debt consists of the following:

                                                            March 31, 2001      December 31, 2000
                                                            --------------      -----------------
                                                              (unaudited)           (audited)
     STMicroelectronics SA (France)
     o 5.41% bank loan due 2006...............................$    34.3           $     35.5
     o 5.22% bank loan due 2006...............................     34.3                 35.5
     o 4.94% other bank loans. ...............................    124.2                128.6
     STMicroelectronics s.r.l. (Italy)
     o 5.68% bank loan due 2002...............................     31.9                 32.9
     o 5.35% government loan due 2006.........................     26.6                 27.5
     o 4.22% other bank loans.................................     56.1                 58.0
     STMicroelectronics N.V. (Netherlands)
     o 1.75% Liquid Yield Option Notes due 2008...............    110.5                112.5
     o 2.44% Liquid Yield Option Notes due 2009...............    747.9                743.4
     o 3.75% Convertible Bonds due 2010.......................   1500.6              1,486.7
     STMicroelectronics (other countries)
     o 6.03% other bank loans.................................    167.2                145.9
                                                              -------------       ----------------
     Total long-term debt.....................................  2,833.6              2,806.5
     Less current portion.....................................    116.7                106.0
                                                              -------------       ----------------
     Total long-term debt, less current portion...............$ 2,716.9           $  2,700.5
                                                              =============       ================

10) Basic Earnings Per Share ("EPS") is calculated based on net earnings available to common shareholders and the weighted-average number of shares outstanding during the reported period. Diluted EPS includes additional dilution from potential common stock, such as stock issuable pursuant to the exercise of stock options outstanding and the conversion of debt.

                                                        Three months ended
                                                 -------------------------------
                                                 March 31, 2001    April 1, 2000
                                                 --------------    -------------
                                                   (unaudited)       (unaudited)
     Basic EPS:
     Net income..................................    340.8              238.4
     Weighted average shares outstanding.........    890.1              878.2
     EPS (basic).................................     0.38                0.27
     Diluted EPS:
     Net income..................................    340.8              238.4
     Interest expense on convertible debt,
     net of tax .................................     19.1                5.8
     Net income, adjusted........................    359.9              244.2
     Weighted average shares outstanding.........    890.1              878.2
     Dilutive effect of stock options............     10.5               14.8
     Dilutive effect of convertible debt.........     50.9               40.5
     Number of shares used in calculating EPS....    951.5              933.5
     EPS (diluted)...............................     0.38                0.26

                  Operating and Financial Review and Prospects

Results of Operations

              Business Outlook

              Business conditions in the first three months of 2001 accelerated their decline as the reverse in the trend in the semiconductor industry, which began in the fourth quarter of 2000, continued in the first quarter of 2001. According to trade association data for the first three months of 2001, worldwide sales of semiconductor products (the total available market or "TAM") and the estimated market for products produced by us (the serviceable available market, or "SAM"), (which consists of the TAM without DRAMs and opto-electronic products), decreased by approximately 4% and approximately 2%, respectively, compared to the first three months of 2000 and decreased approximately 19% sequentially. In 2000, the TAM was $204.4 billion, while the SAM was $165.7 billion.

              Our net revenues for the first quarter of 2001 were $1,921.1 million, a 12.9% increase over the first quarter of 2000 and a 12.3% decline versus the fourth quarter of 2000. Based on preliminary trade association data for the first quarter of 2001, we gained market share against both the TAM and the SAM compared to the first quarter of 2000. The increase reflected an improved product mix and slightly higher volume of sales. The gross profit margin increased from 42.1% in the first three months of 2000 to 44.5% in the first three months of 2001, but decreased from 47.4% in the fourth quarter of 2000.

              From late 1998 through the end of 2000, our backlog increased steadily reaching in 2000 record incoming order rates and backlog levels. However, due to deterioration of the semiconductor industry recorded during the first quarter of 2001, our backlog at the end of March 2001 declined in comparison to the end of December 2000.

              As a result of our performance during the period from 1996 to date in 2001, we not only gained market share against both the TAM and the SAM, but, according to rankings by leading market analysts, became the sixth largest semiconductor company in the world in 2000. However, we believe that the general market conditions have led some of our competitors to redirect their marketing focus and manufacturing capacity toward products that compete with our products. We believe increased competition in our core product markets is generating greater pricing pressure, increased competition for market share in the SAM, and a generally more challenging market environment for us.

              There can be no assurance that we will experience revenue growth at or above the growth rate for the TAM or the SAM, or that increased competition in our core product markets will not lead to further price erosion, lower revenue growth rates and lower margins for us. We estimate that the market correction, which began abruptly with a sharp inventory adjustment in the fourth quarter of 2000, is likely to continue through much of 2001. Its duration is closely tied to macroeconomic conditions, particularly in the United States and Japan, as well as to industry-specific issues such as overcapacity and excess inventory levels.

              With respect to the second quarter 2001, we anticipate reporting revenues in the range of $1.55 billion to $1.60 billion, which would be below the $1.88 billion reported in last year's second quarter. This would bring first half 2001 revenues to a level slightly below that of the first half 2000. This reflects year-over-year and sequential sales declines in telecom and computer peripheral applications. Sales from memory products, while still slightly above second quarter 2000 levels, are expected to decline sequentially versus first quarter 2001 levels due to lower-than-expected demand and increased pricing pressure. Revenues for smartcard devices are also expected to decline both year-over-year and sequentially. Digital consumer revenues in the second quarter of 2001 are likely to be down compared to the second quarter of 2000, but should be comparable to those of the first quarter of 2001. The sequential revenue decline anticipated for the second quarter of 2001 is likely to result in a gross margin of approximately 38%. In addition to the difficult pricing environment, our gross margin has been affected by lower than expected utilization rates of our 150 mm wafer fabs, while maintaining utilization rates averaging 85% at our five leading-edge 200 mm wafer fabs. Within this challenging near term environment, our strategy continues to be based upon profitable market share gains through the development of world-leading products, strong customer alliances, efficient global manufacturing and a modular approach to capital expenditure. While we are disappointed by recent order postponements, we continue to maintain relatively strong financial performance and to increase market share in our targeted applications.

              We continue to implement cost control initiatives in response to difficult market and economic conditions:

              o We have reduced 2001 expenditure plans from approximately $1.9 billion to approximately $1.5 billion.

              o We have decided to transfer our Ottawa, Canada, front-end wafer-fabrication production to our other manufacturing facilities around the world. The transfer of production rationalizes our front-end manufacturing because the Ottawa plant has recently been operating well below capacity. The move to larger, lower-cost facilities will contribute to our efforts to keep product costs competitive. The transfer is expected to be completed by December 2001, and will involve special cash and non-cash charges totaling approximately $30 million which will be recognized in the second quarter of 2001.

              o We have taken steps to significantly reduce expenses during this period of uncertain market conditions. A stringent cost control program has been implemented throughout our company, which includes a hiring freeze.

              Other Developments

              On March 5, 2001 we completed the acquisition of the Consumer Electronics business of Ravisent Technologies. The acquisition enhances our leading position in embedded solutions for digital multimedia applications, including DVDs, set-top boxes and Digital TV and is an important step in offering a complete system-on-chip platform for digital consumer appliances.

              As approved by the annual general meeting of shareholders, on April 25, 2001 we paid an annual cash dividend of $0.04 per share to shareholders of record as of April 27, 2001, an increase from the $0.03 per share paid in 2000. All share and per-share amounts in this report have been restated to reflect the three-for-one stock split effected in May 2000 and the two-for-one stock split effected in June 1999. Our shareholders also authorized the acquisition of shares for the purpose of transferring those shares to our employees (and employees of other companies controlled by us) under a scheme applicable to such employees. We are required to seek the prior approval of our Supervisory Board for any acquisition or, except in the context of an employee scheme, disposal of our shares.

              Some of the above statements contained in this "Business Outlook" and in the rest of this document are forward looking statements that involve a number of risks and uncertainties. In addition to factors discussed herein, among the other factors that could cause actual results to differ materially are the following: general business and economic conditions; the cyclicality of the semiconductor and electronic systems industries; capital requirements and the availability of funding; competition; excess or obsolete inventory and variations in inventory valuation; new product development and technological change, including acceptance of new products by particular market segments; manufacturing risks; changes in customer order patterns, including loss of key customers, order cancellations or reduced bookings; intellectual property developments, international events and currency fluctuations; problems in obtaining adequate raw materials on a timely basis; and the loss of key personnel. Unfavorable changes in the above or other factors listed under "Risk Factors" from time to time in our SEC filings, including in our Annual Report on Form 20-F filed on May 15, 2001, could have a material adverse effect on our business or financial condition.

              The table below sets forth information on our net revenues by product group and by geographic region:

                                                      Three Months Ended
                                              ----------------------------------
                                              March 31, 2001       April 1, 2000
                                              --------------       -------------
Net Revenues by Product Group:
Telecom, Peripheral & Automotive .........      $    900.3          $    765.9
Discrete and Standard ICs ................           274.7               273.1
Memory Products ..........................           473.3               309.4
Consumer & Microcontrollers ..............           239.0               330.2
New Ventures Group and Others(1) .........            33.8                23.6
                                                ----------          ----------
       Total .............................      $  1,921.1          $  1,702.2
                                                ----------          ----------
Net Revenues by Geographic Region:(2)
Europe ...................................      $    742.9          $    619.7
Americas .................................           342.3               403.7
Asia Pacific .............................           627.7               544.6
Japan ....................................           107.4                80.9
Emerging Markets(2) ......................           100.8                53.3
                                                ----------          ----------
       Total .............................      $  1,921.1          $  1,702.2
                                                ----------          ----------

----------------------
(1) Includes revenues from sales of subsystems and other products and from the New Ventures Group, which was created in May 1994 to act as a center for our new business opportunities.
(2) Revenues are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Net revenues by geographic region have been reclassified to reflect the creation of Region Five in January 1998 which includes emerging markets such as South America, Africa, Eastern Europe, the Middle East and India. In the fourth quarter of 2000, Region Five changed its name to become the Emerging Markets region.


              The following table sets forth certain financial data from our consolidated statements of income, expressed in each case as a percentage of net revenues:

                                                     Three Months Ended
                                              ----------------------------------
                                              March 31, 2001       April 1, 2000
                                              --------------       -------------
Net sales...................................      99.2%                 99.5%
Other revenues..............................       0.8                   0.5
                                                 -----                 -----
    Net revenues............................     100.0                 100.0
Cost of sales...............................     (55.5)                (57.9)
                                                 -----                 -----
    Gross profit............................      44.5                  42.1
                                                 -----                 -----
Operating expenses:.........................
Selling, general and administrative.........      (9.2)                 (9.4)
Research and development....................     (14.2)                (13.8)
Other income and expenses...................       0.4                  (1.7)
                                                 -----                 -----
    Total operating expenses................     (23.0)                (24.9)
                                                 -----                 -----
    Operating income........................      21.5                  17.2
Net interest income.........................       0.1                   0.9
                                                 -----                 -----
    Income before income taxes and
    minority interests......................      21.6                  18.1
Income tax expense..........................      (3.8)                 (4.1)
                                                 -----                 -----
    Income before minority interests........      17.8                  14.0
Minority interests..........................      (0.1)                   --
                                                 -----                 -----
    Net income..............................      17.7%                 14.0%
                                                 =====                 =====

              First Quarter 2001 vs First Quarter 2000

              During the first quarter of 2001, the semiconductor industry experienced a decline in revenues in excess of earlier forecasts, estimated at a 4% decrease versus the first quarter of 2000 and 19% sequentially. Based on this, the latest forecasts by industry analysts estimate an 18% decline in the TAM and a 15% decline in the SAM in 2001 compared to 2000. Our revenues have been affected by the strong negative market correction that is currently taking place. On a comparative basis with the first quarter of 2000, our first quarter 2001 revenues recorded a 12.9% increase, in excess of the industry average, but 12.3% below the revenue level reached in the fourth quarter of 2000. Operating income and net income also increased by 41.2% and 43.0% respectively compared to the first quarter of 2000.

              Net revenues. Net sales increased 12.5%, from $1,693.7 million in the first quarter of 2000 to $1,906.0 million in the first quarter of 2001. In comparison with first quarter 2000, first quarter 2001 sales increased due to an improved product mix and slightly higher volume. Other revenues, consisting primarily of co-development contract fees, certain contract indemnity payments and patent royalty income, increased from $8.5 million in the first quarter of 2000 to $15.1 million in the first quarter of 2001 due primarily to an increase in co-development contract services and other miscellaneous revenues. Net revenues increased 12.9%, from $1,702.2 million in the first quarter of 2000 to $1,921.1 million in the first quarter of 2001.

              The Telecom, Peripheral & Automotive Groups' net revenues increased 17.5% primarily as a result of higher sales of wireless and wireline telecommunication products, computer products such as printer devices, and automotive products. The Discrete and Standard ICs Groups' net revenues remained basically flat as increased sales of discrete devices and transistors were offset by sales declines in standard commodity products such as standard linear devices and voltage regulators. Net revenues of the Memory Products Group increased 53.0% as a result of a strong sales increase due to the combined effects of an improved product mix and slightly higher volume in flash memories, smartcards, EPROMs and EEPROMs. The Consumer & Microcontrollers Groups' net revenues declined by 27.6% due principally to sales declines in digital video products and analog television products.

              Gross profit. Our gross profit increased 19.3%, from $717.1 million in the first quarter of 2000 to $855.8 million in the first quarter of 2001. As a percentage of net revenues, gross profit increased to 44.5% in the first quarter of 2001 compared to 42.1% in the first quarter of 2000. This improvement was mainly due to improved manufacturing efficiency and higher plant utilization. Cost of sales increased from $985.1 million in the first quarter of 2000 to $1,065.3 million in the first quarter of 2001, principally due to the increased depreciation associated with new capital investments and production volume.

              The impact of changes in exchange rates on gross profit in the first quarter of 2001 compared to the first quarter of 2000 was estimated to be marginally favorable since the appreciation of the U.S. dollar versus the European currencies generated a favorable impact on the cost of sales higher than the unfavorable impact on net revenues. See "Impact of Changes in Exchange Rates".

              Selling, general and administrative expenses. Selling, general and administrative expenses increased 10.8%, from $159.5 million in the first quarter of 2000 to $176.8 million in the first quarter of 2001 due primarily to increased efforts in the marketing and information technology areas. As a percentage of net revenues, selling, general and administrative expenses decreased slightly from 9.4% in the first quarter of 2000 to 9.2% in the first quarter of 2001 as a result of the increased net revenues.

              Research and development expenses. Research and development expenses increased 15.7%, from $235.1 million in the first quarter of 2000 to $272.1 million in the first quarter of 2001. We continued to invest heavily in research and development and plan to continue our efforts in research and development activities. Our reported research and development expenses do not include marketing design center, process engineering, pre-production or industrialization costs. As a percentage of net revenues, research and development expenses increased from 13.8% in the first quarter of 2000 to 14.2% in the first quarter of 2001.

              Other income and expenses. Other income and expenses represents the net effect of certain income items and expenses. It includes primarily funds received from government agencies in connection with our research and development programs, the cost of new plant start-ups, as well as foreign currency gains and losses, the costs of certain activities relating to intellectual property, including goodwill amortization related to recent acquisitions, and miscellaneous revenues and expenses. In the first quarter of 2001, the net effect of these items resulted in income of $5.4 million compared to expense of $30.5 million in the first quarter of 2000. This increase in income resulted primarily from a decrease in the cost of new plant start-ups and a gain from the sale of certain marketable securities.

              Operating income. Our operating income increased 41.2%, from $292.0 million in the first quarter of 2000 to $412.3 million in the first quarter of 2001, primarily as a result of the increase in net revenues and offset, in part, by higher research and development expenses, selling, general and administrative expenses. The exchange rate impact on operating income was estimated to be favorable, since the appreciation of the U.S. dollar generated a favorable impact on cost of sales and operating expenses.

              Net interest income. Net interest income decreased from $16.4 million in the first quarter of 2000 to $3.1 million in the first quarter of 2001 as a result of the increase in long term debt following the convertible debt offering in November 2000.

              Income tax expense. Provision for income tax was $69.4 million in the first quarter of 2000 compared to $74.2 million in the first quarter of 2001, as a result of the increase in income before income taxes and minority interests. The effective tax rate decreased from 22.5% in the first quarter of 2000 to 17.9% in the first quarter of 2001. The favorable 2000 rate was mainly due to the application of benefits in certain countries. As such benefits may not be available after 2001, the effective tax rate could increase in the coming years.

              Net income. Net income for the period reached $340.8 million, 43.0% above last year's first quarter levels of $238.4 million. Diluted earnings per share for the 2001 first quarter was $0.38, a 46.2% increase compared to $0.26 for the corresponding 2000 period but a 24.0% decrease compared to $0.50 for the prior quarter. All per share figures have been adjusted to reflect the 2-for-1 split stock effected in June 1999 and the 3-for-1 stock split effected in May 2000.

Impact of Changes in Exchange Rates

              Our results of operations and financial condition can be significantly affected by changes in exchange rates between the U.S. dollar and other currencies, particularly the euro (with respect to prior periods, the Italian lira, the French franc, the German mark), the Japanese yen and other Asian currencies.

              Revenues for certain products (primarily dedicated products sold in Europe and Japan) that are quoted in currencies other than the U.S. dollar are directly affected by fluctuations in the value of the U.S. dollar. Revenues for all other products, which are quoted in U.S. dollars and translated into local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates except to the extent that there is a lag between changes in currency rates and adjustments in the local currency equivalent price paid for such products.

              Certain significant costs incurred by us, such as manufacturing labor costs and depreciation charges, selling, general and administrative expenses, and research and development expenses, are incurred in the currencies of jurisdictions where our operations are located. Fluctuations in the value of these currencies, particularly the euro, compared to the U.S. dollar can affect our costs and therefore our profitability.

              The appreciation in the U.S. dollar during the first three months of 2001 against the principal European and Asian currencies (excluding the Japanese yen, which appreciated compared to the U.S. dollar) that have a material impact on us resulted in a favorable impact on results of operations because of the favorable impact on cost of sales and operating expenses.

              Assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses are translated at the average exchange rate for the period. Adjustments resulting from the translation are recorded directly in shareholders' equity, and are shown as "accumulated other comprehensive income
(loss)" in the consolidated statements of changes in shareholders' equity. The balance sheet impact of such translation adjustments has been, and may be expected to be, significant from period to period.

              Our principal strategies to reduce the risks associated with exchange rate fluctuations have been (i) to increase the proportion of sales to customers denominated in U.S. dollars, (ii) to purchase raw materials and services in transactions denominated in U.S. dollars (thereby reducing the exchange rate risk for costs relative to revenues, which are principally denominated or determined by reference to the U.S. dollar), and (iii) to manage certain other costs, such as financial costs, to maintain an appropriate balance between U.S. dollars and other currencies based upon the currency environment at the time. From time to time, we purchase or sell currencies forward to cover currency risk in obligations or receivables. We have not experienced significant gains or losses as a result of exchange coverage activities. Our management strategies to reduce exchange rate risks have served to mitigate, but not eliminate, the positive or negative impact of exchange rate fluctuations. Furthermore, the introduction of the euro as of January 1, 1999, has served to reduce the number of currencies whose exchange rate fluctuations versus the U.S. dollar may impact our results, thus making our exposure to exchange rate fluctuations more concentrated.

Liquidity and Capital Resources

              On November 16, 2000, we issued $2,145.9 million face value of zero-coupon unsubordinated convertible bonds, due 2010, for net proceeds of $1,457.8 million. The debt discount of $665.9 million is amortized straight-line over the term of the debt and recorded as interest expense. The notes are convertible at any time by the holders at the rate of 9.32 shares of our common stock for each one thousand dollar face value of the notes. The notes may be redeemed by the holders on November 16, 2005 or by us on or after that date at the book value, payable in cash. The notes are unsubordinated to all of our other existing and future indebtedness. In May 2001, we issued a notice of redemption of all outstanding Liquid Yield Option(TM) Notes due 2008. As a result, virtually all of the LYONs due 2008 were converted into common shares.

              We had a negative net financial position (total debt, net of cash, cash equivalents and marketable securities) at March 31, 2001 of $529.0 million compared to a negative net financial position of $511.2 million at December 31, 2000. Cash and cash equivalents and marketable securities totaled $2,316.4 million at March 31, 2001 compared to $2,330.9 million at December 31, 2000.

              The net cash generated from operations totaled $804.4 million in the first three months of 2001, compared to $408.8 million in the first three months of 2000. Capital expenditure payments totaled $729.6 million in the first three months of 2001 compared to $622.1 million in the same period of the previous year. Net cash used in investing activities increased from $1,185.0 million in the first three months of 2000 to $1,761.7 million in the first three months of 2001, primarily due to an increase in investment in marketable securities and payment for tangible assets. Net operating cash flows (cash flows from operating activities less cash flows from investing activities) in the first three months of 2001 was negative of $957.3 million in comparison with the negative amount of $776.2 million of the first three months of 2000. The negative variation was primarily a result of the increase in marketable securities and capital investments. Net cash from financing activities was negative of $0.3 million in the first three months of 2001 compared to a positive $146.5 million in the first three months of 2000. The decrease was primarily due to lower proceeds from a decrease in short-term credit facilities. At March 31, 2001, the aggregate amount of our long-term debt was approximately $2,833.6 million, and the aggregate amount of our short-term facilities was approximately $870.3 million, of which approximately $11.8 million of indebtedness was outstanding. At March 31, 2001, we had approximately $116.7 million of long-term indebtedness that will become due within one year, and we expect to fund such debt repayments from available cash.

              We expect to have significant capital requirements in the coming years, and we are expecting capital expenditure for 2001 to be approximately $1.5 billion. However, we will continue to monitor our level of capital spending taking into consideration factors such as trends in the semiconductor market, capacity utilization and announced additional capacity. In addition, we intend to continue to devote a substantial portion of our net revenues to research and development. We plan to fund our capital requirements from cash from operations, available funds, available support from third parties (including state support), borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the sale of debt or additional equity securities. There can be no assurance that additional financing will be available as necessary to fund our working capital requirements, research and development, industrialization costs or expansion plans, or that any such financing, if available, will be on terms acceptable to us.

Impact of Recently Issued U.S. Accounting Standards

              In June 1998, the U.S. Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities ("Statement No. 133"), which is required to be adopted in fiscal years beginning after June 15, 2000. Statement No. 133 requires us to recognize all derivatives on the balance sheet at fair value. Derivatives that are not used for hedging must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. We have adopted the standards required by this statement in the first quarter of 2001. We believe that adoption of Statement No. 133 has not had a material effect on our financial position or results of operations.

              In December 1999, the U.S. Securities and Exchange Commission released Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"), providing the staff's views on applying generally accepted accounting principles to selected revenue recognition issues. For companies with fiscal years that begin between December 16, 1999 and March 15, 2000, portions of SAB

101 became effective in the fourth quarter of 2000. We believe that adoption of these portions of SAB 101 has not had a material effect on our financial position or overall trends in results of operations.

Euro Conversion

              On January 1, 1999, eleven of the fifteen member countries of the European Union established fixed conversion rates between their existing national currencies and the euro. The participating countries agreed to adopt the euro as their common legal currency on that date. Until January 1, 2002, either the euro or a participating country's present currency (a "national currency") will be accepted as legal currency. On January 1, 2002, euro-denominated bills and coins will be issued and national currencies will be withdrawn from circulation during the subsequent six months. We do not expect that the introduction and use of the euro will materially affect our foreign exchange activities, or our use of derivatives and other financial instruments, or will result in any material increase in costs to us. We will continue to assess the impact of the introduction of the euro currency over the transition period as well as the period subsequent to the transition, as applicable.

Backlog

              Our backlog has increased steadily since the end of 1998, reaching record incoming order rates and backlog levels during 2000. In order to meet this backlog, we have ramped up production at the new 200mm Rousset, France, and Agrate, Italy, facilities and are continuing the expansion of the Catania fabs and the construction of the new 200mm fab in Singapore. Orders under frame contracts also increased during 2000. Frame contracts are annual fixed-price contracts with customers setting forth the forecasted quantities and schedule for purchase and sale of specific products that may be ordered in the future. Frame contracts are intended to secure capacity availability for the customer and improved visibility with respect to customer requirements. However, during difficult market conditions, frame contracts may be subject to adjustments both in terms of prices and volumes. Due to the deterioration of the semiconductor industry recorded during the first quarter of 2001, our backlog at the end of March 2001 declined in comparison to the end of December 2000.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2001                        STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer